FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.
Statement by Holding Company Claiming Exemption
Under Rule U-3A-2
from the Provisions of the Public Utility Holding Company
Act of 1935
To be filed Annually Prior to March 1

SIGCORP, Inc.

hereby files with the Securities and Exchange Commission pursuant to Rule 2 its statement claiming exemption as a holding company from the provisions of the Public Utility
Holding Company Act of 1935, and submits the following information:

     1. SIGCORP, Inc. ("SIGCORP") is an investor-owned holding company formed in 1995 under the laws of the State of Indiana by Southern Indiana Gas and Electric Company
("SIGECO"), a combination gas and electric utility.  On
January 1, 1996, SIGCORP became the parent of SIGECO, pursuant to a corporate reorganization plan and also became the parent of nonutility subsidiaries formerly owned by SIGECO. SIGCORP is located in Evansville, Indiana. Its principal subsidiary is SIGECO. SIGECO serves customers in 10 southwestern Indiana counties. Nonutility business activities are conducted under separate subsidiaries.

     SIGECO is an operating public utility incorporated on June 10, 1912 under the laws of the State of Indiana. The
Company is located in Evansville, Indiana and is engaged in the generation, transmission, distribution and sale of electricity and the purchase, transportation, distribution and sale of natural gas in southwestern Indiana. SIGECO owns approximately 33% of the outstanding common stock of Community Natural Gas Company, Inc. ("Community"), an
Indiana corporation, which is a small Indiana gas distribution company with offices in Mt. Carmel, Illinois.
Community conducts its business in southwestern Indiana.

     In January 1986 SIGECO formed Southern Indiana Properties, Inc. ("SIPI"), an Indiana corporation, as a wholly owned subsidiary. As of January 1, 1996, SIPI became a wholly-owned subsidiary of SIGCORP. SIPI owns and manages certain investment properties. SIPI is located in Evansville, Indiana and has interests in the following:

     A. Limited partnership interest in low income housing developments (or projects) as follows:
         a. 50.0% in Multihousing I, II, III and IV, located in three small communities in the Des Moines, Iowa area,
         b. 99.0% in House Investments - Martz Tax Credit Fund I, located in four small communities in the Ft. Wayne, Indiana area,
         c. 82.0% in House Investments - Martz Tax Credit Fund II, located in four small communities in northwestern Ohio,
         d. 99.0% in Prestwick Square, located in Marion, Indiana,
         e. 95.0% in Pleasant View Housing, located in Hanover, Indiana,
         f. 50.0% in Paragus I, located in Indianapolis, Indiana
         g. 50.0% in Paragus II, located in Shelbyville, Indiana,
         h. 99.0% in Lafayette Housing Associates, located in Lafayette, Indiana,
         i. 88.3% in Bradford Run, located in Kokomo, Indiana,
         j. 99.0% in Martin Lamplighter, which owns various properties located in communities in Illinois and Indiana,
     B. 0.25% limited partnership interest in Boston Financial Qualified, an investment fund in connection with Boston Housing III, located in Boston, Massachusetts, which invests in low income housing projects nationwide,
     C. 50.0% general partnership interest in SIRO, an equipment lessor, located in Evansville, Indiana,
     D. 100% interest in Southwest Lease Capital, Inc., an Indiana corporation, located in Evansville, Indiana which owns a 100.0% interest in Southern Indiana Joint Ventures, Inc., a Delaware corporation, located in Evansville, Indiana, which was organized to provide a vehicle to enter into leveraged lease transactions. Southern Indiana Joint Ventures, Inc. owns a 100% interest in the following companies:
         a. MCN Equities, Inc., a Delaware corporation, located in Evansville, Indiana, which owns the beneficial interest in a Grantor Trust, which owns an office building located in Lombard, Illinois,
         b. Joint Ventures Affiliated II, Inc., an Indiana corporation, located in Evansville, Indiana, which owns a 9.3% undivided interest in a Grantor Trust, which owns a pump storage reservoir, located in New Jersey.
     E. 100% of the beneficial interest in a Grantor Trust which owns and leases railroad cars to Nederlandse Spoorwegon (Dutch Rail), a Dutch Corporation, located in Utrecht, Holland, engaged in rail transportation throughout the Netherlands,
     F. 0.8% limited partnership interest in Ridgewood Electric Power Trust II, which owns and operates small cogeneration facilities in several different locales in the United States,
     G. 100% interest in SIP-GT I, Inc., an Indiana Corporation, located in Evansville, Indiana, which owns 100% of the beneficial interest in a Grantor Trust, which owns and leases a gas fired turbine generator to El Paso Electric Company.
     H. 20.0% interest in Midwest Housing Investments IV, which makes equity investments in affordable housing in primarily the midwestern United States.
     I. 100% interest in SIP Diversified Holdings, Inc., a Delaware Holding Company.
     J. 0.37919% limited partnership interest in Whitehall Street Real Estate LTD. VI, a venture real estate fund.


     In April 1994 SIGECO formed Energy Systems Group, Inc.
("ESGI"), an Indiana corporation, as a wholly owned subsidiary. As of January 1, 1996, ESGI became a wholly-owned subsidiary of SIGCORP. ESGI provides equipment, lighting and related energy management design services to industrial and commercial customers. In May 1997, ESGI, IGC
Energy (IGC) and Citizens By-Products Coal Company
(Citizens) formed ESG, LLC, an equally owned limited liability corporation to continue to perform ESGI's functions. In June 1997, SIGCORP sold two-thirds of its interest in ESGI to IGC and Citizens, at which time, all of the assets of ESGI were transferred to ESG, LLC.

     In May 1994 SIGECO formed Southern Indiana Minerals, Inc. ("SIMI"), an Indiana corporation, as a wholly owned subsidiary. As of January 1, 1996, SIMI became a wholly-owned subsidiary of SIGCORP. SIMI processes and markets coal combustion by-products. SIMI is located in Evansville, Indiana.

     In April 1995 SIGECO formed ComSource, Inc.
("ComSource"), an Indiana corporation, as a wholly owned subsidiary. As of January 1, 1996, ComSource became a wholly-owned subsidiary of SIGCORP. ComSource provides
Internet access and other communication services.  In July
1998, all of the assets of ComSource were transferred to SIGECO Advanced Communications, Inc., a wholly owned subsidiary of SIGCORP, Inc.

     In October 1996, SIGCORP formed SIGCORP Energy Services, Inc. ("SES"), an Indiana corporation, as a wholly owned subsidiary. SES markets natural gas and provides energy management services to utilities, industrial users and other large volume natural gas users. SES is located in Evansville, Indiana.

     In October 1996, SIGCORP formed SIGCORP Capital, Inc.
("SCI"), an Indiana corporation, as a wholly owned subsidiary. SCI provides financing and cash management services for SIGCORP's nonregulated subsidiaries. SCI is located in Evansville, Indiana.

     In December 1996, SIGCORP formed SIGCORP Power
Marketing, Inc. ("SPM"), an Indiana corporation, as a wholly owned subsidiary. SPM, upon receiving regulatory approval, will market electricity to regional utilities and power marketers. SPM is located in Evansville, Indiana.

     In December 1996, SIGCORP formed SIGCORP Fuels, Inc.
("SFI"), an Indiana corporation, as a wholly owned subsidiary. SFI procures low-cost fuel supplies for SIGECO and other coal consuming customers. SFI is located in Evansville, Indiana.

     In August 1997, SIGCORP Communications Services, Inc.
(SCSI) was formed to build high speed fiber-optic communication networks for municipal utilities.

     In April 1998, SIGCORP formed SIGECO Advanced
Communications, Inc. (SACI), an Indiana corporation, as a wholly owned subsidiary. SACI provides investment funds for building two-way fiber-optic based telecommunication systems. SACI is located in Evansville, Indiana and has interests in the following:

     A. 49% limited partner in SIGECOM, LLC., an Indiana corporation, which builds two-way fiber-
optic based telecommunication systems.

     In November 1998, SIGCORP formed SIGCORP Environmental
Services, Inc. (ENVSVC),an Indiana corporation, as a wholly owned subsidiary. ENVSVC is a joint venture with a professional consulting firm (Environmental Management
Consultants, Inc.) to provide air quality monitoring and testing services to utilities and other industries throughout the region. ENVSVC is located in Evansville, Indiana and has interests in the following:

     A.  51% limited partner in Air Quality Services
         LLC., an Indiana limited liability company which provides air quality monitoring and testing services to utilities and other industries throughout the region.

     2. The principal generating facilities of SIGECO include the Culley Station with 406,000 kW of capacity and Warrick Unit No. 4 with 135,000 kW of capacity, both located in Warrick County near Yankeetown, Indiana; and the A. B. Brown Station with 500,000 kW of capacity, located in Posey County about eight miles east of Mt. Vernon, Indiana. These facilities include six coal-fired generating units and have a combined generating capacity of 1,041,000 kW.

     SIGECO's Broadway Gas Turbine Units, with a capacity of 115,000 kW, are located in Evansville, Vanderburgh County, Indiana. This generating facility is equipped to burn oil and/or natural gas. These units generally are used only for reserve, peaking or emergency purposes due to the higher unit cost per kilowatt hour of generation when using oil or gas as fuel.

     SIGECO's Brown Gas Turbine I, with capacity of 80,000 kW, is located at the A. B. Brown Station. The unit is fueled by natural gas, although fuel oil can also be used if gas is unavailable. The main function of the gas turbine is to generate adequate power during times of peak demand. However, it is also used to assist in maintaining voltage support on the west end of the system, and can be used to "black start" the Brown plant if a catastrophe should cause a partial or total system blackout.

     SIGECO also owns two gas fired turbine generating units with a capacity of 20,000 degree kW, which are used for peaking and emergency purposes only. These units are known as the Northeast Gas Turbine Units and are located northeast of Evansville, in Vanderburgh County, Indiana.

     SIGECO's transmission system consists of 823 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 26 substations with an installed capacity of 3,897,700 kilovolt amperes. The electric distribution system includes 3,188 pole miles of lower voltage overhead lines and 211 trench miles of conduit containing 1,271 miles of underground distribution cables. The distribution system also includes 96 distribution substations with an installed capacity of 2,001,384 kilovolt amperes and 48,651 distribution transformers with an installed capacity of 2,159,957 kilovolt amperes.

     SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.8 billion cubic feet of gas. The Oliver
Field, in service since 1954, is located in Posey County, Indiana, about 13 miles west of Evansville; the Midway
Field, in service since 1966, is located in Spencer County, Indiana, about 20 miles east of Evansville near Richland, Indiana; and, the Monroe City Field, in service since 1958, is located 10 miles east of Vincennes, Indiana.

     SIGECO's gas transmission system includes 142 miles of transmission mains, and the gas distribution system includes
2,845 miles of distribution mains.

     The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric
Company's transmission system at Cloverport, Kentucky.

     Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has 6,899 natural gas customers consisting of residential, commercial, industrial and public authority classes of service. Its gas distribution system includes approximately 484 miles of distribution mains. Community has no underground gas storage facilities.

     3. For the year ended December 31, 1999, SIGECO's retail and wholesale electric sales totaled 6,940,715,024 kWh, while its retail and transported gas sales totaled 31,849,973 Dth. SIGECO has no electric or gas retail sales outside the State of Indiana. For this same period, SIGECO had wholesale electric sales of 341,952,000 kWh to utilities and power marketers located outside the state of Indiana. SIGECO had no wholesale natural gas sales outside of Indiana, or at the state line. During 1999, SIGECO purchased 426,219,000 kWh of power from utilities and power marketers located outside the state of Indiana. For the year ended December 31, 1999, SIGECO's retail natural gas sales totaled 12,269,892 Dth and 19,580,081 Dth of natural gas was transported for end users for a total natural gas sold and transported of 31,849,973 Dth, all of which was distributed within the State of Indiana. For this same period, SIGECO had no gas wholesale sales. During 1999, SIGECO purchased for its system supply 12,574,928 Dth of natural gas, 100% of its requirements, from 36 natural gas suppliers.

     For the year ended December 31, 1999, Community's retail gas sales totaled 895,681 Dth, and no natural gas was transported for end users resulting in a total gas sold and transported of 895,681 Dth, all of which was distributed within the State of Indiana. For this same period, Community had no wholesale natural gas sales. During 1998, Community received for its system supply 932,091 Dth of natural gas from its four traditional pipeline suppliers, Texas Gas Transmission Corporation, Texas Eastern Corporation, ANR Pipeline and Midwestern Gas. The gas purchased for its system was purchased through a broker.

     4. SIGECO does not hold any interest in an exempt wholesale generator or foreign utility company.

     Exhibit A: Consolidating statement of income and surplus of SIGCORP (and its subsidiary companies) for the year ended December 31, 1999, together with a consolidating balance sheet of SIGCORP (and its subsidiary companies) as of the close of such calendar year.

     Exhibit B:  Financial data schedule.

     The above named Company has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2000.

                         SIGCORP, Inc.


                         By  /s/ T. L. Burke
                                 T. L. Burke
                         Secretary and Treasurer

ATTEST:

     s/s L. K. Tiemann
     L. K. Tiemann
     Assistant Secretary

The name, title and address of the officer to whom notice and correspondence concerning this statement should be addressed is:

              T. L. Burke
              Secretary and Treasurer
              SIGCORP, Inc.
              20 N.W. Fourth Street
              Evansville, Indiana  47741-0001

       1 of 9
Exhibit A


SIGCORP, Inc.
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999

                         SIGECO        SIPI       SIMI    ESGI     SES
ASSETS

Utility Plant at cost:
 Electric                1,160,216           0        0       0         0
 Gas                       156,918           0        0       0         0
Accumulated                                  0        0       0         0
Depreciation              (623,611)
Cwip                        45,394           0        0       0         0
Investment in                    0           0        0       0         0
 Subsidiaries
Investments in                   0      85,737        0       0         0
 leveraged leases
Investments in                   0      18,476        0     917         0
partnerships
Funds held by Trustee          996                    0       0         0
Nonutility property          1,627      36,377      404       0       602
 & other
Cash and cash                  449       8,069       73     998     1,767
equivalents
Cash - Restricted                0           0        0       0         0
Temporary investments            0         903        0       0         0
Receivables, net            53,474       3,544        3     589    30,419
Notes receivable from        1,159         408        0       0     3,578
 assoc. co.
Fuel (coal and oil)         12,229           0        0       0         0
Materials and supplies      13,352           0      118       0         0
Allowance Inventory          4,437           0        0       0         0
Gas in underground          11,441           0        0       0     2,496
 storage
Other current assets         8,576         609       43     118       683
Unamortized def.                 0           0        0       0         0
 return on ABB#2
Unamortized prem. on         4,416           0        0       0         0
 reacq. debt
Post-retire. ben.            1,234           0        0       0         0
 oblig. oth. than
 pensions
Accum Deferred Income            0           0      360       0         0
 Taxes
Def Tax Asset-FASB109            0           0        0       0         0
Other deferred charges      41,930         616       52       0         0
                           894,237     154,739    1,053   2,622    39,545


Exhibit A
       2 of 9


SIGCORP, INC.
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999
                           Com
                           Source    SCI        SFI       SCSI     SACI
ASSETS

Utility Plant at cost:
 Electric                      0           0         0        0         0
 Gas                           0           0         0        0         0
Accumulated Depreciation       0           0         0        0         0
Cwip                           0           0         0        0         0
Investment in                  0          35        (2)       0    16,051
Subsidiaries
Investments in leveraged       0           0         0        0         0
 leases
Investments in                 0           0         0        0         0
 partnerships
Funds held by Trustee          0           0         0        0         0
Nonutility property            0           0    12,392      770         5
& other
Cash and cash                  0          39        86      157        18
equivalents
Cash - Restricted              0           0         0        0         0
Temporary investments          0           0         0        0         0
Receivables, net               0         335       524    5,607     7,324
Notes receivable from          0     124,762         0      167         0
 assoc. co.
Fuel (coal and oil)            0           0       595        0         0
Materials and supplies         0           0         0      661         0
Allowance Inventory            0           0         0        0         0
Gas in underground             0           0         0        0         0
 storage
Other current assets           0           0        30       67         0
Unamortized def. return        0           0         0        0         0
 on ABB#2
Unamortized prem. on           0           0         0        0         0
 reacq. debt
Post-retire. ben. oblig.       0           0         0        0         0
 oth. than pensions
Accum Deferred Income          0           0         0        0         0
 Taxes
Def Tax Asset-FASB109          0           0         0        0         0
Other deferred charges         0           0       397        0         0
                               0     125,169    14,022    7,429    23,398



Exhibit A
       3 of 9

SIGCORP, INC.
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999
                                             Adjustments &
                                             Eliminations
                            ENV    SIGCORP   Debits    Credits   Total
                            SVC
ASSETS

Utility Plant at cost:
 Electric                     0          0      0            0   1,160,217
 Gas                          0          0      0            0     156,919
Accumulated Depreciation      0          0      0            0    (623,611)
Cwip                          0          0      0            0      45,394
Investment in               195    392,064      0      392,006      16,336
Subsidiaries
Investments in leveraged      0          0      0            0      85,737
 leases
Investments in                0          0      0            0      19,393
 partnerships
Funds held by Trustee         0          0      0            0         996
Nonutility property           0        498      0            0      52,675
 & other
Cash and cash                14      1,510      0            0      13,181
 equivalents
Cash - Restricted             0          0      0            0           0
Temporary investments         0          0      0            0         903
Receivables, net              0          0      0            8     101,809
Notes receivable from        50          0      0      130,122           0
 assoc. co.
Fuel (coal and oil)           0          0      0            0      12,824
Materials and supplies        0          0      0            0      14,131
Allowance Inventory           0          0      0            0       4,437
Gas in underground            0          0      0            0      13,937
 storage
Other current assets          0      4,548      0            0      14,674
Unamortized def. return       0          0      0            0           0
 on ABB#2
Unamortized prem. on          0          0      0            0       4,416
 reacq. debt
Post-retire. ben. oblig.      0          0      0            0       1,234
 oth. than pensions
Accum Deferred Income         0          0      0            0         360
 Taxes
Def Tax Asset-FASB109         0          0      0            0           0
Other deferred charges        0      5,185      0            0      48,180
                            259    403,805      0            0   1,144,142


Exhibit A
       4 of 9

SIGCORP, INC.
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999
                        SIGECO      SIPI        SIMI       ESGI      SES
SHAREHOLDERS' EQUITY AND LIABILITIES

Common Stock             (78,258)     (1,000)   (4,417)        (1)    (9,092)
Additional paid-in                   (24,900)        0       (499)         0
 capital
Retained Earnings       (255,790)     (2,066)    4,361     (1,916)    (1,154)
Treasury stock                 0           0         0          0          0
Cumulative preferred     (18,590)          0         0          0          0
 stock
Cumulative special          (692)          0         0          0          0
 preferred stock
Long-term debt less     (238,283)          0         0          0          0
 current mat.
Long-term Partnership          0        (249)        0          0          0
 Obligations
Current por. of adj.     (53,700)          0         0          0          0
 rate p. c. bonds
Notes payable            (22,881)          0         0          0          0
Maturing long-term             0           0         0          0          0
 debt
Maturing Partnership           0        (596)        0          0          0
 Obligations
Accounts payable         (28,555)        (89)      (14)        (3)   (27,987)
Notes payable to              (4)    (94,064)        0          0       (694)
 Assoc. Company
Dividends payable           (117)          0         0          0          0
Accrued taxes             (8,408)          0        (8)       (11)       (34)
Accrued interest          (6,012)          0         0          0          0
Refunds to customers      (5,375)          0         0          0          0
Other accrued            (22,706)       (299)     (975)      (192)      (584)
 liabilities
Accumulated deferred    (122,976)    (31,476)        0          0          0
 income taxes
Accumulated deferred     (17,372)          0         0          0          0
ITC
Regulatory liability           0           0         0          0          0
- FAS 109
Post-retire. ben.        (12,041)          0         0          0          0
 oblig. oth. than
 pensions
Other                     (2,477)          0         0          0          0
                        (894,237)   (154,739)   (1,053)    (2,622)   (39,545)



Exhibit A
       5 of 9

SIGCORP, INC.
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999
                        Com      SCI          SFI              SCSI   SACI
                       Source
SHAREHOLDERS' EQUITY AND LIABILITIES

Common Stock               0         (10)           (1)     (501)         0
Additional paid-in         0           0             0         0    (16,155)
 capital
Retained Earnings          0         (86)         (100)      (38)      (125)
Treasury stock             0           0             0         0          0
Cumulative preferred       0           0             0         0          0
 stock
Cumulative special         0           0             0         0          0
 preferred stock
Long-term debt less        0     (35,000)            0         0          0
 current mat.
Long-term Partner-         0           0             0         0          0
ship Obligations
Current por. of adj.       0           0             0         0          0
 rate p. c. bonds
Notes payable              0     (85,639)            0       (47)         0
Maturing long-term         0           0             0         0          0
 debt
Maturing Partnership       0           0             0         0          0
 Obligations
Accounts payable           0          (2)       (1,014)   (2,954)       (12)
Notes payable to           0      (3,575)      (11,983)   (3,816)    (7,103)
 Assoc. Company
Dividends payable          0           0             0         0          0
Accrued taxes              0           0          (161)      (58)        (3)
Accrued interest           0        (811)            0         0          0
Refunds to customers       0           0             0         0          0
Other accrued              0         (46)         (763)      (15)         0
 liabilities
Accumulated deferred       0           0             0         0          0
 income taxes
Accumulated deferred       0           0             0         0          0
 ITC
Regulatory liability       0           0             0         0          0
 - FAS 109
Post-retire. ben.          0           0             0         0          0
 oblig. oth. than
 pensions
Other                      0           0             0         0          0
                           0    (125,169)      (14,022)   (7,429)   (23,398)


Exhibit A
       6 of 9

SIGCORP, INC.
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999
                                             Adjustments &
                                             Eliminations
                        ENV-     SIGCORP     Debits     Credits   Total
                        SVC
SHAREHOLDERS' EQUITY AND LIABILITIES

Common Stock              (1)     (78,258)    93,280        0       (78,258)
Additional paid-in      (352)           0     41,906        0             0
 capital
Retained Earnings         94     (314,950)   261,275    4,455      (314,950)
Treasury stock             0            0          0        0             0
Cumulative preferred       0            0          0        0       (18,590)
 stock
Cumulative special         0            0          0        0          (692)
 preferred stock
Long-term debt less        0            0          0        0      (273,282)
 current mat.
Long-term Partnership      0            0          0        0          (249)
 Obligations
Current por. of adj.       0            0          0        0       (53,700)
 rate p. c. bonds
Notes payable              0            0          0        0      (108,566)
Maturing long-term         0            0          0        0             0
 debt
Maturing Partnership       0            0          0        0          (596)
 Obligations
Accounts payable           0         (167)         0        0       (60,798)
Notes payable to           0      (10,201)   131,481       40             0
 Assoc. Company
Dividends payable          0            0          0        0          (117)
Accrued taxes              0           (6)       522    1,833       (10,000)
Accrued interest           0            0          0        0        (6,823)
Refunds to customers       0            0          0        0        (5,375)
Other accrued              0         (177)         0        0       (25,759)
 liabilities
Accumulated deferred       0           (7)         0        0      (154,459)
 income taxes
Accumulated deferred       0            0          0        0       (17,372)
 ITC
Regulatory liability       0            0          0        0             0
 - FAS 109
Post-retire. ben.          0            0          0        0       (12,041)
 oblig. oth. than
 pensions
Other                      0          (39)         0        0        (2,515)
                        (259)    (403,805)         0        0    (1,144,142)



Exhibit A
       7 of 9

SIGCORP, INC.
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999
                        SIGECO       SIPI       SIMI     ESGI       SES
INCOME STATEMENT

 Operating Revenues
  Electric             (307,569)          0       0          0            0
  Gas                   (68,212)          0       0          0            0
  Energy services             0           0       0          0     (221,534)
  Other                       0      (1,039)    (20)         0            0
 Fuel for electric       72,155           0       0          0            0
 generation
 Purchased electric      20,791           0       0          0            0
 energy
 Cost of gas sold        39,612           0       0          0            0
 Cost of energy               0           0       0          0      217,671
 services revenues
 Cost of other                0         594     179         21            0
 revenues
 Other operation         61,108         625     994         21        3,097
 expenses
 Maintenance             34,551           0      91          0            1
 Depreciation and        44,868         139      83          0           75
 amortization
 Federal and state       26,427      (1,052)   (483)       459          244
 inc. tax.
 Property and other      12,844          64      12          0          125
 taxes
 AFUDC (other)             (296)          0       0          0            0
 Interest income           (363)     (2,863)      0        (37)         (85)
 Other, net                  58      (5,837)      0     (1,510)          (1)
 Interest expense on     16,121           0       0          0            0
 long-term debt
 Amort. of prem.,           487           0       0          0            0
 disc. & exp on debt
 Other interest           3,158       4,051       0          0          168
 expense
 AFUDC (borrowed)        (2,508)          0       0          0            0
Preferred dividend        1,078           0       0          0            0
 requirement
 NET INCOME             (45,690)     (5,318)    854     (1,046)        (239)



Exhibit A
       8 of 9

SIGCORP, INC.
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999

                          Comsource   SCI        SFI         SCSI       SACI
INCOME STATEMENT

 Operating Revenues
  Electric                    0            0           0          0        0
  Gas                         0            0           0          0        0
  Energy services             0            0           0          0        0
  Other                       0            0     (20,543)    (6,117)       0
 Fuel for electric            0            0           0          0        0
 generation
 Purchased electric           0            0           0          0        0
 energy
 Cost of gas sold             0            0           0          0        0
 Cost of energy services      0            0           0          0        0
 revenues
 Cost of other revenues       0            0      15,872      4,243        0
 Other operation              0           37       1,365      1,407      167
 expenses
 Maintenance                  0            0           7          8        0
 Depreciation and             0            0          71         94        1
 amortization
 Federal and state inc.       0            8         917         33       60
 tax.
 Property and other           0            0         120         84        6
 taxes
 AFUDC (other)                0            0           0          0        0
 Interest income              0       (5,427)          0         (9)    (796)
 Other, net                   0            0          (7)        (1)       0
 Interest expense on          0        2,601           0          0        0
 long-term debt
 Amort. of prem., disc.       0            0           0          0        0
 & exp on debt
 Other interest expense       0        2,767         341        146      425
 AFUDC (borrowed)             0            0           0          0        0
Preferred dividend            0            0           0          0        0
 requirement
 NET INCOME                   0          (14)     (1,857)      (112)    (137)



Exhibit A
       9 of 9

SIGCORP, INC.
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999
                                             Adjustments &
                                             Eliminations
                       ENVSVC    SIGCORP     Debits    Credits    Total
INCOME STATEMENT

 Operating Revenues
  Electric                0           0            0         0    (307,569)
  Gas                     0           0            0         0     (68,212)
  Energy services         0           0            0         0    (221,534)
  Other                   0           0       20,543         0      (7,176)
 Fuel for electric        0           0            0     5,850      66,305
 generation
 Purchased electric       0           0            0         0      20,791
 energy
 Cost of gas sold         0           0            0         0      39,612
 Cost of energy           0           0            0         0     217,671
 services revenues
 Cost of other            0           0            0    14,693       6,217
 revenues
 Other operation         16       2,937           49         0      71,823
 expenses
 Maintenance              0           3            0         0      34,661
 Depreciation and         0          12            0         0      45,340
 amortization
 Federal and state      (69)       (826)           0         0      25,718
 inc. tax.
 Property and other      (2)          6            0         0      13,260
 taxes
 AFUDC (other)            0           0            0         0        (296)
 Interest income         (1)     (1,050)       5,408         0      (5,224)
 Other, net             150           0            0        49      (7,197)
 Interest expense on      0           0            0         0      18,722
 long-term debt
 Amort. of prem.,         0           0            0         0         487
 disc. & exp on debt
 Other interest           0         325            0     5,408       5,974
 expense
 AFUDC (borrowed)         0           0            0         0      (2,508)
Preferred dividend        0           0            0        0        1,078
 requirement
 NET INCOME              94       1,409                            (52,057)

<caption
EXHIBIT B


Item No. Caption Heading                                  (in thousands)
     1.  Total Assets                                     $ 1,144,142
     2.  Total Operating Revenues                         $   604,491
     3.  Net Income                                       $    52,057